FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2006

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
----------------------------------
Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer and Investor Relations Director

Sadia S.A.

Interim financial information
Three-month period ended
March 31, 2006 (Unaudited)
(A translation of the original interim financial information in Portuguese, prepared in accordance with accounting principles derived from the Brazilian Corporation Law and rules of the Brazilian Securities Commission (CVM))

Sadia S.A.

Interim financial information (Unaudited)

Three-month period ended March 31, 2006

Contents

Independent accountants’ review report                                              5-6

Balance sheets                                                                                    7 - 8

Income statements                                                                                   9

Notes to the interim financial information                                     10 - 49

Independent accountants’ review report To The Board of Directors and Shareholders Sadia S.A. Concórdia - SC

1.
We have reviewed the interim financial information of Sadia S.A. and the consolidated interim financial information of Sadia S.A and its subsidiaries, for the three-month period ended March 31, 2006, which comprises the balance sheets, the income statements, management report and other relevant information, prepared in accordance with the accounting practices adopted in Brazil.

2.
Our review was prepared in accordance with the review standards established by IBRACON - Brazilian Institute of Independent Auditors and the Federal Council of Accounting, and included, basically: (a) inquiry and discussion with management responsible for the accounting, financial and operating areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the interim financial information; and (b) review of the information and subsequent events, which have, or may have, a material effect on the financial situation and the operations of the Company and its subsidiaries.

3.
Based on our special review, we are not aware of any material change which should be made to the interim financial information above for it to be in accordance with accounting practices adopted in Brazil and regulations issued by the Brazilian Securities Exchange Commission (CVM), specifically applicable to the preparation of interim financial information.

4.
Our review was performed with the objective of issuing a review report on the interim financial information referred to in the first paragraph. The statements of cash flows and added value for the period ended March 31, 2006, are being presented in the notes to the interim financial information and have been included to facilitate additional analysis. This supplementary information was subject to the same review procedures as applied to the interim financial information and, we are not aware of any material change which should be made to those statements for them to be in accordance with the accounting practices adotped in Brazil and rules issued by the Brazilian Securities Exchange Commission (CMV).

April 20, 2006 KPMG Auditores Independentes CRC SP014428/O-6-F-SC Pedro Jaime Cervatti Accountant CRC SP 129565/O-7 T-PR S-SC

Sadia S.A. Balance sheets (Unaudited) March 31, 2006 and December 31, 2005 (In thousands of Reais)
	Parent company		Consolidated

Assets	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005

Current assets
Cash and cash equivalent	61,286	148,716	99,411	196,306
Short-term investments	492,508	659,149	2,130,492	2,402,326
Accounts receivable from future contracts	-	221	9,132	28,287
Trade accounts receivable	303,452	481,154	302,107	509,615
Inventories	1,111,695	948,560	1,205,954	992,490
Recoverable taxes	117,421	140,212	122,353	147,088
Deferred tax credits	37,375	27,223	41,013	29,494
Other credits	78,947	66,815	94,092	75,251

	2,202,684	2,472,050	4,004,554	4,380,857

Noncurrent assets
Long-term investments	67,635	65,057	67,635	65,057
Recoverable taxes	122,753	120,024	122,753	120,024
Deferred tax credits	77,386	76,550	77,386	76,550
Judicial deposits	77,763	78,290	77,869	78,396
Related parties	141,672	96,377	-	-
Other credits	63,427	57,908	64,096	58,599

	550,636	494,206	409,739	398,626

Permanent assets
Investments	1,101,823	1,107,275	70,682	77,136
Property, plant and equipment	1,702,069	1,571,395	1,706,879	1,576,013
Deferred charges	103,883	87,487	107,835	90,193

	2,907,775	2,766,157	1,885,396	1,743,342

Total assets	5,661,095	5,732,413	6,299,689	6,522,825

See the independent accountants’ review report and the accompanying notes to the interim financial information.

Sadia S.A. Balance sheets (Unaudited) March 31, 2006 and December 31, 2005 (In thousands of Reais)
	Parent company		Consolidated

Liabilities and shareholders' equity	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005

Current liabilities
Loans and financing	545,439	782,810	1,123,698	1,384,667
Accounts payable from future contracts	561	-	561	10,702
Trade accounts payable	429,254	490,659	432,815	495,758
Advances from subsidiaries	678,131	458,284	-	-
Salaries, social charges and accrued vacation Payable	101,986	97,640	103,424	99,225
Taxes payable	31,444	34,151	35,252	38,651
Deferred taxes	4,750	3,321	4,750	3,321
Dividends payable	43,416	128,210	43,416	128,210
Employees' profit sharing	4,322	58,454	4,640	59,304
Other accounts payable	118,487	135,492	161,202	161,737

	1,957,790	2,189,021	1,909,758	2,381,575

Noncurrent liabilities
Loans and financing	674,518	715,048	1,927,993	1,714,527
Related parties	563,597	401,430	-	-
Employee benefit plan	84,490	82,997	84,490	82,997
Provision for contingencies	72,452	69,538	74,938	71,947
Deferred taxes	42,783	29,490	42,783	29,490
Other accounts payable	17,807	16,849	17,782	16,824

	1,455,647	1,315,352	2,147,986	1,915,785

Minority interest in subsidiaries	-	-	1,333	1,816

Shareholders' equity
Capital	1,500,000	1,500,000	1,500,000	1,500,000
Profit reserves	738,417	738,417	738,417	738,417
Treasury stock	(10,377)	(10,377)	(10,377)	(10,377)
Retained earnings	19,618	-	12,572	(4,391)

	2,247,658	2,228,040	2,240,612	2,223,649

Total liabilities and shareholders' equity	5,661,095	5,732,413	6,299,689	6,522,825

See the independent accountants’ review report and the accompanying notes to the interim financial information.

Sadia S.A. Income statements (Unaudited) March 31, 2006 and 2005 (In thousands of Reais, except for information on shares)
	Parent company		Consolidated

	Three months ended		Three months ended

	March 31, 2006	March 31, 2005	March 31, 2006	March 31, 2005

Gross operating revenue:
Domestic market	1,023,020	962,582	1,023,020	995,223
Foreign market	703,404	788,051	728,342	907,356

	1,726,424	1,750,633	1,751,362	1,902,579
Sales deductions:
Value-added tax on sales and sales deductions	(211,184)	(209,642)	(245,343)	(260,721)

Net operating revenue	1,515,240	1,540,991	1,506,019	1,641,858

Cost of goods sold	(1,200,046)	(1,195,778)	(1,171,692)	(1,220,800)

Gross profit	315,194	345,213	334,327	421,058

Operating income (expenses):
Selling expenses	(268,956)	(248,780)	(289,231)	(287,100)
Management fees	(3,179)	(3,182)	(3,179)	(3,182)
Administrative and general expenses	(12,666)	(13,371)	(12,666)	(13,371)
Employees' profit sharing	(3,582)	(4,774)	(4,109)	(5,318)
Other operating income	(3,138)	(745)	(4,355)	(1,159)
Financial income (expenses), net	53,726	(35,102)	103,982	(8,153)
Equity in income of subsidiaries	46	64,197	(49,624)	4,072

Operating income	77,445	103,456	75,145	106,847

Nonoperating income (expense)	(859)	4,188	(887)	4,177

Income before income and social contribution taxes	76,586	107,644	74,258	111,024

Current income and social contribution taxes	(3,234)	-	(5,239)	(1,050)
Deferred income and social contribution taxes	(3,734)	(10,390)	(2,367)	(10,189)

Net income before minority interest	69,618	97,254	66,652	99,785

Minority interest	-	-	311	788

Net income	69,618	97,254	66,963	100,573

Outstanding shares net of treasury stock (thousands)	680,496	682,696	680,496	682,696
Earnings per share - In Reais	0.1023	0.14246	0.0984	0.14732

See the independent accountants’ review report and the accompanying notes to the interim financial information.

Sadia S.A. Notes to the interim financial information (Unaudited) Three-month period ended March 31, 2006 (In thousands of Reais)

1	Operations

The Company’s main business activities are organized into four operational segments: poultry (chickens and turkeys), pork, processed products and beef. The beef segment was included as from the beginning of this fiscal year as the Company decided to resume to this activity for export. The large production chain permit its products to be commercialized in Brazil and abroad by retailers, small groceries and food service chains.

The Company distributes its products through several sales points in the local market and to countries located in Europe, Middle East, Eurasia, Asia and Americas. The Company has 13 industrial units and 16 distribution centers located within 14 Brazilian states.

The industrially processed products segment has been the principal focus of the Company’s investments in recent years and comprises products such as oven-ready frozen food, refrigerated pizzas and pasta, margarine, industrially processed poultry and pork by-products, crumbed products, a diet line, pre-sliced ready-packed products, and desserts (Miss Daisy).

The Company has a corporate governance tier one listing for its shares on the São Paulo Stock Exchange, the Madrid Stock Exchange (Latibex) and ADRs negotiated on the New York Stock Exchange (NYSE).

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

2	Preparation and presentation of the interim financial information

The individual and consolidated interim financial information were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and the rules of the Brazilian Securities Commission - CVM.

3	Summary of the principal accounting practices

	a.	Income statement

Income and expenses are recognized on the accrual basis. Revenue from the Company’s sales is recognized upon shipment of the products and when the following conditions are met: i) the ownership is transferred and therefore risk of loss has passed to the client; ii) collection is probable; iii) there is evidence of an arrangement; and iv) the sales price is fixed or determinable.

	b.	Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate ruling at the balance sheet date. Foreign exchange differences arising on translation are recognized in the income statement for the period.

	c.	Accounting estimates

The preparation of the financial information in accordance with accounting practices adopted in Brazil requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the residual value of property, plant and equipment, deferred charges, allowance for doubtful accounts, inventories, deferred tax assets, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to employees’ benefits. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. The Company reviews the estimates and assumptions periodically.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

d.	Long and short-term investments

Investment funds in local and foreign currency are recorded at market value according to the respective shares price at the date of the interim financial information.

Other long and short-term investments in local and foreign currency are recorded at cost income accrued up to the balance sheet date, not exceeding market value.

Additionally, the portion receivable from currency swap contracts is recorded at the difference between the nominal amounts of these contracts and the amounts restated by the variation of the foreign currency, plus interest earned up to the date of the interim financial information.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

e.	Trade Accounts receivable

Trade accounts receivable are recorded at the amount invoiced and interest is not levied. The allowance for doubtful accounts is the best estimate the Company has and is considered sufficient by management to cover any losses arising on collection of accounts receivable. Accounts receivable are written off against the allowance for doubtful accounts after all means of collection have been exhausted and the possibility of recovery of the amounts receivable is considered remote.

f.	Inventories

Finished goods, livestock (excluding breeders), work-in-progress, raw materials and supplies and others are valued at the lower of cost of acquisition or production (average method), or replacement or realization. The cost of finished goods and work-in-progress includes raw materials acquired, labor, production expenses, transport and storage relating to the purchase and production of inventories. Normal production losses are inventoried and abnormal losses are expensed immediately as cost of goods sold.

g.	Investments

Investments in subsidiaries in Brazil and abroad are valued using the equity method of accounting, based on the respective shareholders’ equity valued at the same date and in accordance with accounting practices adopted by the Company.

The financial information of foreign subsidiaries is translated into Brazilian Reais, based on the following criteria:

• Balance sheet accounts at the exchange rate at the end of the period.
• Statement of income accounts at the exchange rate at the end of each month.

Other investments are valued at cost less a provision for devaluation, when applicable.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

h.	Property, plant and equipment

Property, plant and equipment are recorded at cost of acquisition, formation or construction, including the interest incurred on financing, during the period of construction, modernization and expansion of the industrial units. Expenditures that materially extent the useful lives of existing facilities and equipment are capitalized. Depreciation is calculated using the straight-line method at rates that take into account the estimated useful life of the assets, adjusted in keeping with the work shifts, as disclosed in Note 10. Depletion of forestry resources is calculated based on the extraction of timber and the average costs of the forests.

Breeding stock is recorded at the cost of formation which includes the appropriation of costs of the breeding hens, animal feed, medication and labor. These costs are accumulated for approximately six months until the breeding stock initiates the breeding cycle. From then on, the costs of the breeding stock begin to be amortized by the estimated number of offsprings. The productive cycle ranges from fifteen to thirty months.

i.	Permanent losses in noncurrent assets

The Company reviews its property, plant and equipment to verify possible losses considered permanent, whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable based on future cash flows. If these events occur, the reviews will be conducted at the lowest level of groups of assets for which the Company manages to attribute future cash flows. If the carrying amount of an asset is higher than the future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Until now, these reviews have not indicated the need to recognize permanent losses.

j.	Deferred charges

Deferred charges are related to pre-operating costs incurred in the implementation of software, and are amortized on a straight-line basis over 5 years as from the beginning of operation.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

k.	Current and noncurrent liabilities

Current and noncurrent liabilities are stated at known or estimated amounts, plus related charges and monetary and exchange variations up to the interim financial information date.

l.	Provisions

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

m.	Income and social contribution taxes

The income and social contribution taxes, both current and deferred, are calculated monthly based on taxable income at the rates of 15% plus a surcharge of 10% for income tax and 9% for social contribution and consider the offsetting of tax losses and negative basis of social contribution, limited to 30% of taxable income.

The deferred tax assets were recorded in accordance with CVM Instruction 371/02 and are represented significantly by temporary differences arising from non-deductible provisions, including also tax loss carryforward and negative basis of social contribution.

n.	Employees’ benefits

Employees’ benefits are recorded based on actuarial studies prepared annually at the end of the year in compliance with CVM Deliberation 371/00.

o.	Environmental questions.

Our production facilities and our forestry activities are subject to government environmental regulations. We have reduced the risks associated with environmental questions through operational controls and procedures, as well as investments in equipment and systems for pollution control. We believe that no provision for losses related to environmental questions is currently necessary, based on existing Brazilian laws and regulations.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

p.	Supplementary information

The statements of cash flows and added value are supplementary to the aforementioned interim financial information and have been included to facilitate additional analysis.

The statements of cash flows have been prepared in accordance with NPC 20 - Statement of Cash Flows, issued by IBRACON (Brazilian Institute of Independent Auditors).

The statements of added value have been prepared in accordance with the model of Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (Institute of Accounting, Actuarial and Financial Research) of the University of São Paulo, which have the objective of demonstrating the value of the wealth generated by the Company and its distribution among the elements that contributed to its generation.

q.	Consolidated financial information

The transactions and balances between the Parent and its subsidiaries included in the consolidation process have been eliminated and the non-realized profit arising from the sales to the subsidiaries were excluded and incorporated into the inventory balances at the end of each period. Minority interests were excluded from shareholders’ equity and net income and are presented separately in the consolidated balance sheets and income statements.

In the case of joint ventures, the assets, liabilities and shareholders’ equity and the result for the period were consolidated in proportion to the percentage of ownership.

In accordance with the CVM 408/04 Instruction, the Company consolidated the interim financial information of its investment funds Concórdia Foreign Investment Fund Class A and Taurus Fund Limited, where it is the wholly owned investment holder. These investment funds have the sole purpose of centralizing the foreign investment fund portfolio, delegating to third party the administrative functions and maximizing shareholder returns. As of March 31, 2006 and December 31, 2005, these investment funds were consolidated in the Company’s financial information as they had loans collateralized by its own financial assets.

The consolidated financial information includes the accounts of Sadia S.A. and its direct and indirect subsidiaries, including investments in joint ventures. The consolidated direct or indirect subsidiaries and the corresponding shareholdings of the Company are as follows:

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)
		Shareholdings in % at

		March 31, 2006	December 31, 2006

	Sadia International Ltd.	100.00%	100.00%
	Sadia Uruguay S.A.	100.00%	100.00%
	Sadia Alimentos S.A.	1.00%	1.00%
	Sadia Chile S.A.	60.00%	60.00%
	Sadia Alimentos S.A.	99.00%	99.00%
	Churrascaria Beijing Brazil Ltd. (*)	50.00%	50.00%
	Concórdia Foods Ltd. (*)	50.00%	50.00%
	Sadia U. K. Ltd.	100.00%	100.00%
	Concórdia S.A. C.V.M.C.C.	99.99%	99.99%
	Empresa Matogrossense de Alimentos Ltda.	100.00%	100.00%
	Intergen Ltda. (**)	100.00%	-
	Rezende Óleo Ltda.	100.00%	100.00%
	Rezende Marketing e Comunicações Ltda.	0.09%	0.09%
	Rezende Marketing e Comunicações Ltda.	99.91%	99.91%
	Sadia G.m.b.H.	100.00%	100.00%
	Wellax Food Logistics C. P. A. S. U. Lda.	100.00%	100.00%
	Sadia Foods G.m.b.H.	100.00%	100.00%
	Qualy B. V.	100.00%	100.00%
	Sadia Panamá S.A.	100.00%	-
	Sadia Japan Ltd.	100.00%	100.00%

(*)	Joint-ventures.
(**)	Control acquired on January 11, 2006 (see note 9).

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

Reconciliation of shareholders’ equity and net income of the Company to the consolidated shareholders’ equity and net income is as follows:
	Net income		Shareholders' equity

	March 31, 2006	March 31, 2005	March 31, 2006	December 31, 2005

Financial information - Company	69,618	97,254	2,247,658	2,228,040

Elimination of unrealized profits on inventories in intercompany operations, net of taxes	(7,046)	(11,008)	(11,437)	(18,718)

Reversal of the elimination of unrealized result in inventories, net of taxes, resulting from intercompany operations at December 31, 2005 and 2004	4,391	14,327	4,391	14,327

Financial information - Consolidated	66,963	100,573	2,240,612	2,223,649
4	Long and short-term investments
		Parent company		Consolidated

	Interest % (annual average)	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005

Short-term investments
Local currency
Investment funds	13.71	200,906	362,971	247,697	401,931
Austrian Bonds indexed in Reais	15.03	288,135	278,040	288,135	278,040
Others	7.65	99	97	99	97

		489,140	641,108	535,931	680,068
Foreign currency
Investment funds	8.97	-	-	1,500,785	1,613,682
Interest-bearing current accounts	4.50	-	-	90,408	87,959
Swap contracts		3,208	18,041	3,208	18,041
Interest change contracts		160	-	160	2,576

		3,368	18,041	1,594,561	1,722,258

Total short-term		492,508	659,149	2,130,492	2,402,326

Long-term investments
Local currency
Treasury bills - LFT	13.71	40,942	39,347	40,942	39,347
National Treasury Certificate - CTN	12.00	26,693	25,710	26,693	25,710

		67,635	65,057	67,635	65,057

Total long-term		67,635	65,057	67,635	65,057

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

Long-term investments as of March 31, 2006 mature as follows:

Maturity:
2008	40,942
2010 onwards	26,693

67,635

The investment fund portfolio in local currency is composed mainly of post-fixed Bank Deposit Certificates, National Treasury Securities and investment funds.

The investment fund portfolio in foreign currency is composed mainly of investments in dual currency, which have differentiated profitability according to the strike negotiated, and structured notes issued by first-tier American and European banks, pegged to securities of first-tier Brazilian companies and banks.

5	Accounts receivable

	Parent company		Consolidated

	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005
Foreign:
Subsidiaries	81,655	79,566	-	-
Customers	99,792	151,266	183,130	260,545
Advance on export contracts	(48,879)	(19,102)	(48,879)	(19,102)

Total	132,568	211,730	134,251	241,443
Domestic customers	184,530	278,791	184,655	278,799
(-) Allowance for doubtful accounts	(13,646)	(9,367)	(16,799)	(10,627)

	303,452	481,154	302,107	509,615

The changes in the allowance for doubtful accounts are as follows:

		Parent company		Consolidated

	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005

Balance at the beginning of the year	(9,367)	(7,043)	(10,627)	(9,252)
Amounts charged to expense	(4,847)	(3,496)	(7,001)	(4,234)
Write offs	568	1,172	829	2,859

Balance at the end of the year	(13,646)	(9,367)	(16,799)	(10,627)

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

The Company and its subsidiaries abroad (Sadia International Ltd and Wellax Food Comércio de Produtos Alimentares Lda.) entered into an agreement for sale of its receivables with an outside financial institution up to the maximum amount of US$130 million, with interest rate of 0.375% p.a. + LIBOR. Credit insurance covering 90% of the value of the receivable was taken out with third parties and the beneficiaries in the event of default are the contracting financial institutions. At March 31, 2006, the receivable assigned was approximately US$110 million (US$100 million at December 31, 2005).

During the period ended March 31, 2006, the Company received approximately R$459 million (R$484 million in March 31, 2005) in cash funds and incurred expenses of R$3 million (R$2 million in 2005) with respect to this agreement.

The Company also assigned receivables to a Credit Assignment Investment Fund (FIDC), administered by Concórdia S.A. Corretora de Valores Móbiliarios, Cambio e Commodities. As of March 31, 2006, the net equity of this fund was R$ 238,536 (R$ 231,197 at December 31, 2005), of which R$ 135,100 (R$ 190,350 at December 31, 2005) was represented by acquisitions of the Company’s receivables on the domestic market, with a discounted cost equivalent to 95% of the CDI per senior quota. The assignment of the receivables is made without right of recourse, and the eventual losses from default for Sadia are limited to the value of the subordinated quotas, which at Mach 31, 2006, represented R$ 48,381 (R$ 17,150 at December 31, 2005).

For other domestic accounts receivables, the Company has credit insurance, which guarantees a compensation, in case of delinquency, of 85% to customers with pre-approved credit and of 60% to the new customers or with a credit limit below R$ 50.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

6	Inventories
	Parent company		Consolidated

	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005

Finished goods and products for sale	370,959	307,445	462,652	349,360
Livestock and poultry for slaughter and sale	363,978	386,561	363,978	386,561
Raw materials	123,107	127,963	125,597	129,245
Work in process	83,936	38,336	83,936	38,336
Packaging materials	36,899	36,702	36,899	36,702
Storeroom	23,084	22,776	23,084	22,776
Products in transit	9,641	8,608	9,717	9,341
Advances to suppliers	90,473	13,599	90,473	13,599
Imports in transit	9,618	6,570	9,618	6,570

	1,111,695	948,560	1,205,954	992,490

7	Recoverable taxes
	Parent company		Consolidated

	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005

ICMS	155,811	160,227	157,949	162,060
IPI	48,876	48,820	48,909	48,853
Income and social contribution taxes	30,833	44,051	33,239	48,679
COFINS	3,543	3,419	3,872	3,748
PIS	1,055	3,663	1,055	3,663
Others	56	56	82	109

	240,174	260,236	245,106	267,112

Short-term portion	117,421	140,212	122,353	147,088
Long-term portion	122,753	120,024	122,753	120,024

a.	Value-added tax on sales and services - ICMS

Composed of credits generated by the commercial operations and by the acquisition of property, plant and equipment, of a number of the Company’s units and can be offset with taxes of the same nature.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

b.	Excise tax - IPI

Composed of amounts arising from the following operations: presumed credit on packaging and inputs, presumed credit for reimbursement of PIS/PASEP and COFINS on exportations and export incentives, which can be compensated with other federal taxes.

c.	Income and social contribution taxes

Correspond to income tax withheld at source on short-term financial investments and income tax and social contributions paid in advance that can be offset with federal taxes and contributions.

d.	Contributions on sales and services - PIS/COFINS

Composed of credits arising from non-cumulative collection of PIS and COFINS, which can be compensated with other federal taxes.

8	Related party transactions and balances

Related party transactions relate mainly to sales operations between the Company and its subsidiaries that were performed under normal market conditions for similar types of operations. The balance sheet and income statement transactions between related parties are shown below:

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)
	Balance sheet

	March 31, 2006	December 31, 2005
Accounts receivable
Wellax Food Logistics C. P. A. S. U. Lda.	70,574	59,190
Qualy B.V.	6,578	14,396
Sadia Alimentos S.A.	1,761	1,161
Sadia Chile S.A.	1,461	1,548
Sadia Uruguay S.A.	963	831
Sadia International Ltd.	318	2,440

	81,655	79,566
Interest on shareholders' equity
Concórdia C.V.M.C.C.	4,548	4,548

	4,548	4,548
Loans
Wellax Food Logistics C. P. A. S. U. Lda.	140,303	95,063
Sadia International Ltd.	(235)	(253)
Empresa Matogrossense de Alimentos Ltda.	673	659
Rezende Óleo Ltda.	874	848
Concórdia S.A. CVMCC	-	4
Rezende Marketing e Comun. Ltda.	57	56

	141,672	96,377
Advances from subsidiaries
Wellax Food Logistics C. P. A. S. U. Lda.	(1,239,857)	(857,699)
Sadia International Ltd.	(1,871)	(2,015)

	(1,241,728)	(859,714)

	Statement of income

	March 31, 2006	December 31, 2005
Sales
Wellax Food Logistics C. P. A. S. U. Lda.	435,418	488,875
Sadia International Ltd.	38,951	-
Sadia Chile S.A.	3,944	2,893
Sadia Alimentos S.A.	2,567	2,886
Sadia Uruguay S.A.	1,626	1,289
Só Frango Produtos Alimentícios Ltda.	-	1,068
Qualy B. V.	14,520	-

	497,026	497,011
Purchase of Goods
Só Frango Produtos Alimentícios Ltda.	-	16,030
	-	16,030
Net financial result
Wellax Food Logistics C. P. A. S. U. Lda.	43,795	(3,113)
Sadia International Ltd.	144	44

	43,939	(3,069)

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

9	Investments
					Investment balances
Investments	Ownership	Shareholders' equity	Net income (loss) for the period	Equity result	March 31, 2006	December 31, 2005

Sadia G.m.b.H.	100.00%	910,538	51,196	8,395	910,538	902,143
Sadia International Ltd.	100.00%	82,770	(3,934)	(10,675)	82,770	93,445
Concórdia S.A. CVMCC	99.99%	56,321	2,314	2,643	56,321	53,678
Rezende Óleo Ltda.	100.00%	1,112	(27)	(26)	1,112	1,138
Rezende Marketing e Comun. Ltda.	99.91%	(26)	(2)	(2)	-	-
Intergen Ltda.	100.00%	524	39	39	524	-
Empresa Matogrossense de Alimentos Ltda.	100.00%	1,350	-	-	1,350	1,350

Total in subsidiaries				374	1,052,615	1,051,754

Goodwill in acquisition of investments				-	47,763	54,076
Other investments				-	1,445	1,445

Total investments of the Company				374	1,101,823	1,107,275

Other investments of subsidiaries/affiliates				-	21,474	21,615
Investments eliminated on consolidation				(49,670)	(1,052,615)	(1,051,754)

Total consolidated investments				(49,296)	70,682	77,136

Movement of the investments in the quarter:
				Shareholding result
	Acquisition	Amortization	Negative Equity	Operating	Non-operating

Sadia G.m.b.H.	-	-	-	8,395	-
Sadia International Ltd.	-	-	-	(10,675)	-
Concórdia S.A. CVMCC	-	-	-	2,315	328
Rezende Óleo Ltda.	-	-	-	(26)	-
Rezende Marketing e Comun. Ltda.	-	-	2	(2)	-
Intergen Ltda.	485	-	-	39	-
Empresa Matogrossense de Alimentos Ltda.	-	-	-	-	-

	485	-	2	46	328

Goodwill in acquisition of investments	515	(6,827)	-	-	-
Others Investments	-	-	-	-	-

	1,000	(6,827)	2	46	328

The accumulated income from equity interest on the consolidated financial statements is represented by translation losses of R$49,624 and a non-operating income of R$328.

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

On January 3, 2005 the Company acquired 100% of the quotas of Só Frango Produtos Alimentícios Ltda. The acquisition generated goodwill in the amount of R$ 62,505, which will be amortized within 3 years based on the expected profitability of the investment.

On March 9, 2005 Sadia S.A. acquired 100% of the quotas representing the capital of the company Matogrossense de Alimentos Ltda., located in Lucas do Rio Verde, where the Company’s new industrial complex will be established. In the acquisition, goodwill in the amount of R$8,055, was paid, which will be amortized as from the start-up of operations, forecasted for 2007.

On January 11, 2006 the Company acquired 100% of the quotas representing the capital of the Intergen Ltda. The acquisition generated a goodwill in the amount of R$ 515, classified as other economical reasons and therefore amortized directly in the income statement as other operating expenses. The acquired company’s business relates to porks genetics.

10	Property, plant and equipment
		Parent company

	Interest % (annual average)	Cost	Depreciation	Residual amount

		March 31, 2006	March 31, 2006	March 31, 2006	December 31, 2005

Lands	-	70,912	-	70,912	63,828
Buildings	4%	781,774	(335,829)	445,945	383,747
Machinery and equipment	15%	1,058,324	(557,520)	500,804	446,072
Installations	10%	278,608	(126,379)	152,229	96,818
Vehicles	27%	12,440	(7,957)	4,483	4,580
Breeding stock	-	233,488	(129,978)	103,510	105,014
Forestation and reforestation	-	24,191	(6,252)	17,939	17,094
Others	-	2,671	(1,278)	1,393	1,624
Construction in progress	-	350,180	-	350,180	408,354
Advances to suppliers	-	54,674	-	54,674	44,264

		2,867,262	(1,165,193)	1,702,069	1,571,395

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)
		Consolidated
	Interest % (annual average)	Cost	Depreciation	Residual amount

		March 31, 2006	March 31, 2006	March 31, 2006	December 31, 2005

Lands	-	71,127	-	71,127	64,031
Buildings	4%	782,770	(336,372)	446,398	383,945
Machinery and equipment	15%	1,061,295	(558,933)	502,362	447,311
Installations	10%	278,855	(126,481)	152,374	96,984
Vehicles	27%	13,617	(8,266)	5,351	5,491
Breeding stock	-	233,618	(130,108)	103,510	105,014
Forestation and reforestation	-	24,191	(6,252)	17,939	17,094
Others	-	4,037	(2,098)	1,939	2,201
Construction in progress	-	351,205	-	351,205	409,378
Advances to suppliers	-	54,674	-	54,674	44,564

		2,875,389	(1,168,510)	1,706,879	1,576,013
We present the changes in the cost of property, plant and equipment below:

	Consolidated
	Position in December 31, 2005	Additions	Disposal	Transfers	Position in March 31, 2006

Lands	64,031	6,960	-	136	71,127
Buildings	713,957	34,747	(149)	34,215	782,770
Machinery and equipment	988,805	9,048	(3,160)	66,602	1,061,295
Breeding stock	219,159	14,459	-	-	233,618
Installations	218,843	3,935	(302)	56,379	278,855
Vehicles	13,554	448	(385)	-	13,617
Forestation and reforestation	23,013	699	-	479	24,191
Others	4,266	20	-	(249)	4,037
Construction in progress	409,378	117,744	-	(175,917)	351,205
Advances to suppliers	44,564	10,414	-	(304)	54,674

Total Cost of Acquisition	2,699,570	198,474	(3,996)	(18,659)	2,875,389

a.	The construction in progress is mainly represented by projects related to expansion and optimization of the industrial units.

b.
In accordance with CVM Deliberation 193/96 the interest incurred in the period arising from financing of projects for modernization and expansion of the industrial units has been recorded in the respective costs of the construction in progress in the amount of R$7,585 (R$3,074 in the period ended on March 31, 2005).

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

11	Deferred charges
		Parent company
		Cost	Amortization	Residual value
	Rate	March 31, 2006	March 31, 2006	March 31, 2006	December 31, 2005

Softwares implementation	25%	141,093	(64,598)	76,495	70,705
Product development	20%	13,977	(2,713)	11,264	11,293
Reorganization Expenses	20%	15,821	-	15,821	5,126
Others	20%	530	(227)	303	363

		171,421	(67,538)	103,883	87,487

		Consolidated

		Cost	Amortization	Residual value

	Rate	March 31, 2006	March 31, 2006	March 31, 2006	December 31, 2005

Softwares implementation	25%	145,405	(65,104)	80,301	73,352
Product development	20%	13,977	(2,713)	11,264	11,293
Reorganization Expenses	20%	15,821	-	15,821	5,126
Others	20%	816	(367)	449	422

		176,019	(68,184)	107,835	90,193

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

12	Loans and financing - Short-term
	Parent company		Consolidated
	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005
Short-term

Foreign currency
Net working financing obtained from the custodian financial institution of structured notes invested by the Company subject to LIBOR variation for 1-month deposits (4.83% in March 2006) plus interest of 0.10% % p.a., guaranteed by its investments.	-	-	282,729	329,976

Advanced collection relating to the receivables sold, with no interest	8,818	-	96,596	54,376

Credit lines for the development of foreign trade, with interest rates of 5.76% p.a., guaranteed by promissory notes or sureties.	-	-	4,469	4,871

Export financing with interest rates of 4.20% p.a., guaranteed by promissory notes or sureties.	-	23,735	-	23,735

Currency swap contracts	5,886	3,522	5,886	3,522
Interest rate swap contracts	301	76	301	76

	15,005	27,333	389,981	416,556
Local currency

Rural credit lines and working capital loans with interest of 8.75% p.a.	164,805	167,751	164,805	167,751

Currency swap contracts	49,284	106,180	49,284	106,180

	214,089	273,931	214,089	273,931

	229,094	301,264	604,070	690,487

Short-term portion of the long-term debt

Foreign currency

Export financing composed of prepayment in amount of R$43,928 subject to LIBOR variation for 6-month deposits (5.14% in March 2006) and interest of 8.72% p.a. and a line focused on the incentive for foreign trade activities, in amount of R$203,283, subject to LIBOR variation for 6-month deposits plus annual interest of 5.93% guaranteed by promissory notes or sureties.	43,928	123,815	247,211	336,449

Net working financing obtained from the custodian financial institution of structured notes invested by the Company, subject to LIBOR variation for 1-month deposits (4.83% in March 2006) plus interest of 0.10% p.a., guaranteed by its investments.	136,780	145,719	136,780	145,719

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)
	Parent company		Consolidated

	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005
Short-term

IFC (International Finance Corporation) funding in foreign currency for investment in property, plant and equipment, of which R$20,519 is subject to interest at the rate of 9.05% p.a., guaranteed by real estate mortgages.	20,519	23,325	20,519	23,325

BNDES (National Bank for Economic and Social Development), for investments and exports credit lines, composed as follows: FINEM in the amount of R$9,687 subject to the weighted average of exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 3.50% p.a. and FINAME in the amount of R$1,056 subject to the weighted average of exchange variation of currencies traded by BNDES-UMBNDES and fixed interest of 3%, guaranteed by mortgage bonds and real estate mortgage.	10,743	10,956	10,743	10,956

	211,970	303,815	415,253	516,449
Local currency

BNDES (National Bank for Economic and Social Development), investments and exports credit lines, composed as follows: FINAME in the amount of R$9,464 subject to the Long-Term Interest Rate -TJLP (9% p.a. in March 2006) and interest of 4.45% ao ano, FINAME-EXIM in the amount of R$69,175 subject to TJLP and interest of 3.97% p.a. and FINEM in the amount of R$16,201 subject to TJLP and interest of 3.50% p.a., guaranteed by mortgage bonds and real estate mortgages.	94,840	165,225	94,840	165,225

PESA - Special Aid for Agribusiness payable in installments, subject to IGPM variation and annual interest of 9.89%, guaranteed by sureties	1,403	5,549	1,403	5,549

Others subject to interest from 4% to 14% p.a.	8,132	6,957	8,132	6,957

	104,375	177,731	104,375	177,731

Short-term portion of long-term debt	316,345	481,546	519,628	694,180

Total short-term	545,439	782,810	1,123,698	1,384,667

At March 31, 2006 the weighted average interest on short-term loans was 6.87% p.a. (6.90% p.a. at December 31, 2005).

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

13	Loans and financing - Long-term
	Parent company		Consolidated
	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005
Foreign currency
Export financing composed of prepayment in amount of R$261,415 payable in installments up to 2010, subject to LIBOR variation for 6-month deposits (5.14% in March 2006) annual interest of 8.72% p.a., and a line focused on the incentive for foreign trade in amount of R$1,456,758, subject to LIBOR variation for 6-month and an interest rate of 5.93% p.a., guaranteed by promissory notes or sureties.	261,415	372,780	1,718,173	1,584,893

Financing subject to LIBOR variation for 1-month deposits (4.83% in March 2006) plus interest of 0.10% p.a., guaranteed by its own titles.	136,780	145,719	136,780	145,719

IFC (International Finance Corporation) funding in foreign currency for investments in property, plant and equipment, in the amount of R$20,519 is subject to interest at the rate of 9.05% p.a., guaranteed by real estate mortgages.	20,519	23,325	20,519	23,325

BNDES (National Bank for Economic and Social Development), payable from 2006 to 2013, composed as follows: FINEM in the amount of R$24,858 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 3.50% p.a. and FINAME in the amount of R$38,600 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed annual interest of 3% p.a. guaranteed by mortgage bonds and real estate mortgages.	63,458	69,750	63,458	69,750

Currency swap contracts	3,815	3,334	3,815	3,334
	485,987	614,908	1,942,745	1,827,021
Local currency
BNDES (National Bank for Economic and Social Development), investments and exports credit lines, payable from 2006 to 2012, composed as follows: FINAME in the amount of R$226,730 subject to the Long-Term Interest Rate - TJLP (9% p.a. in March 2006) and interest of 4.45% p.a., FINAME-EXIM in the amount of R$69,175 subject to TJLP and interest of 3.97% p.a. and FINEM in the amount of R$33,567 subject to TJLP and interest of 3.50% p.a., guaranteed by mortgage bonds and real estate mortgages.	329,472	402,659	329,472	402,659

PESA - Special Aid for Agribusiness payable from 2006 to 2020, subject to IGPM variation and annual interest of 9.89%, guaranteed by sureties	128,851	131,831	128,851	131,831

Currency swap contracts	6,945	7,009	6,945	7,009
Others subject to interest from 4% to 14% p.a.	39,608	40,187	39,608	40,187
	504,876	581,686	504,876	581,686
	990,863	1,196,594	2,447,621	2,408,707
Short-term portion of long-term debt	(316,345)	(481,546)	(519,628)	(694,180)
Total long-term	674,518	715,048	1,927,993	1,714,527

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

The noncurrent portions of financings at March 31, 2006 mature as follows:

	Parent Company	Consolidated
Maturity:
2007	102,451	161,106
2008	136,163	198,966
2009	116,728	116,728
2010 onwards	319,176	1,451,193
	674,518	1,927,993

On December 29, 2005, the Company made early settlement in the amount of US$27,500 thousand referring to the financing agreement with the International Finance Corporation (IFC). The Company has revealed its intention to settle the remaining balance of R$20.519 in the short term, and, accordingly, there will be no restrictions with respect to the distribution of dividends in addition to the mandatory minimum dividend required by law, when one of the consolidated financial indexes (current liquidity, long-term indebtedness and total indebtedness) does not meet the agreed ratio levels.

14	Pension plans for employees

In addition to the pension plan, the Company’s human resources policy offers the following benefits:

	•	Payment of the penalty in connection with the Government Severance Indemnity Fund for Employees upon retirement;
	•	Payment of a bonus for time of service;
	•	Payment of indemnification for termination of service; and
	•	Payment of indemnification for retirement.

These benefits are due in one single payment upon the employee’s retirement or termination of service, and the amounts are computed by actuarial calculations.

31

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

15	Contingencies

Commitments

The Company has non-cancelable leasing agreements for industrial units that expire over the next three years. These leasing are subject to renewal for 4 more years and do not require any penalty if the Company does not renew them. The Company does not pay execution costs, such as maintenance and insurance. The rental expenses totaled R$16,718 in the period ended March 31, 2005 (R$7,975 in the same period of 2005).

The table below shows the future payments related to the leasing agreement at March 31, 2006:

2006	48,900
2007	65,200
2008	34,200

Total	148,300

In addition the Company signed purchase agreements for production purposes (packaging) in the approximate amount of R$270 million on March 31, 2006, payable until 2010.

Contingencies

The Company and its subsidiaries have several on going claims of a labor, civil and tax nature, resulting from its normal business activities. The respective provisions for contingencies were constituted based on the opinion of the Company’s legal counsel, which considered that unfavorable outcomes are likely.

The Company’s management believes that the provision for contingencies shown below is sufficient to cover any losses arising from legal proceedings.

32

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

	Parent company		Consolidated

	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005

Tax proceedings	40,185	39,810	42,670	42,217
Civil proceedings	14,851	13,281	14,851	13,281
Labor proceedings	17,416	16,447	17,417	16,449

	72,452	69,538	74,938	71,947

The changes in the provision for contingencies are presented as follows:

	Consolidated
	Position in December 31, 2005	Additions	Disposals	Monetary Updates	Position in March 31, 2006

Tax proceedings	42,217	974,000	(2,295)	1,774	42,670
Civil proceedings	13,281	1,994	(6)	(418)	14,851
Labor proceedings	16,449	-	-	968	17,417

	71,947	2,968	(2,301)	2,324	74,938

Tax litigation

The main tax contingencies involve the following cases:

a.	Income and social contribution taxes on net income

Provision for income and social contribution taxes on net income amounting to R$12,475, of which R$6,120 recorded on the acquisition of the subsidiary Granja Rezende (incorporated in 2002), R$4,713 on withholding income tax on investments of Granja Rezende and R$1.642 for other provisions.

b.	State VAT (ICMS)

The Company is a defendant in several administrative cases involving ICMS, mainly in the States of São Paulo, Rio de Janeiro and Amazonas (SUFRAMA), totaling a probable contingency estimated at R$18,939.

33

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

c.	Other tax contingencies

Several cases related to payment of IOF (Tax on Financial Operations), PIS (Social Integration Program Tax), COFINS (Tax for Social Security Financing) and others totaling a probable loss of R$11,256.

The Company has other tax contingencies where the claimed amount is R$461,072, which were assessed as possible losses by the Company’s legal counsel and management and, therefore, no provision was recorded.

On November 9, 2005, the Supreme Court declared by a majority of votes that Law 9718/98 was unconstitutional, which changed the calculation basis of PIS and COFINS, including operating and financial income. This decision affects only the taxpayers whose actions have been judged, however, this decision indicates that the court suits that have the same objective will also be successful. The Company has a court suit questioning the increase in the basis, however, it has been calculating and paying these taxes in accordance with the law. If the Company had already received a final decision, the credit to be recognized in the financial statements would be approximately R$62 million.

Civil litigation

Represents principally proceedings involving claims for indemnification for losses and damages, including pain and suffering, arising from work-related accidents and consumer relations.

The Company has other civil contingencies where the claimed amount is R$48,761, which were assessed as possible losses by the Company’s legal counsel and management and, therefore, no provision was recorded.

Labor claims

The company is involved in approximately 2,305 labor claims. These labor lawsuits refer mainly to claims for overtime, and health exposure and hazard claims, none of which involve a significant amount on an individual basis. The total amount involved is R$38,076, for which the provision in the amount of RS17,417 was recorded based on historical information, representing the best estimate for probable losses.

34

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

Court deposits

Whenever necessary the Company has made court deposits, as follows:

	Parent company		Consolidated

	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005

Tax proceedings	63,036	63,641	63,036	63,641
Labor proceedings	13,750	13,611	13,750	13,611
Civil proceedings	977	1,038	1,083	1,144

	77,763	78,290	77,869	78,396

16	Shareholders’ equity - Parent company

	a.	Capital

Subscribed and paid-in capital is represented by the following shares with no par value, at March 31, 2006 and December 31, 2005:

	March 31, 2006	December 31, 2005

Common shares	257,000,000	257,000,000
Preferred shares	426,000,000	426,000,000

Total shares	683,000,000	683,000,000

Preferred shares in treasury	(2,504,288)	(2,504,288)

Total outstanding shares	680,495,712	680,495,712

35

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

b.	Changes in shareholders’ equity

	Capital	Profit reserves	Treasury stock	Retained earnings	Total

Balances as of December 31, 2005	1,500,000	738,417	(10,377)	-	2,228,040
Interest on shareholders' equity	-	-	-	(50,000)	(50,000)
Net income for the quarter	-	-	-	69,618	69,618

Balances as of March 31, 2006	1,500,000	738,417	(10,377)	19,618	2,247,658

	c.	Treasury stock

The Company’s treasury stock consists of 2,504,288 preferred shares acquired for R$ 10,377 for future sale and/or use in the stock option plan. At March 31, 2006 the market value corresponded to R$ 14,525 (R$ 16.103 at December 31, 2005).

	d.	Market value

The market value of Sadia S,A, shares according average quotation of shares negotiated on the São Paulo Stock Exchange - BOVESPA, corresponded to R$5.80 per share at March 31, 2006 (R$6.43 at December 31, 2005). Net equity on that date was R$3.30 per share (R$3.27 at December 31, 2005).

17	Stock option plan

In the Ordinary and Extraordinary General Meeting of April 29, 2005 the stock option plan was approved in its first phase for the Company’s officers. The plan comprises nominative preferred shares issued by the Company available in treasury and has the long-term aim of stimulating the feeling of ownership and commitment to the Company by the participants, and, thus, is in line with the shareholders’ interests.

The plan will be managed by a Management Committee, composed of the Chief Executive Officer and the Human Resources Committee of the Board of Directors.

36

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

The price for exercising the purchase options does not include any discount and will be based on the average value of the quotation for the share in the last three days of trading on the São Paulo Stock Exchange prior to the grant date, updated by the accumulated National Consumer Price Index (INPC) between the grant date and the date of exercising the option. The vesting period, during which the participant cannot exercise his/her right to purchase the shares, will be three years as from the option granting date. The participant will be able to fully or partially exercise his/her purchase rights after the vesting period within a maximum period of 2 years, and only after this period has expired will he/she lose the right to the options not exercised.

The composition of the options granted at March 31, 2006 is presented as follows:

	Date			Price of shares

Grant date	Start	Final	Number of shares	Price on the Grant date	Updated - INPC	Market 03/31/06

06/24/05	06/23/08	06/23/10	2,200,000	4.55	4.67	5.80

Since the Company has treasury shares earmarked for the stock option plan, the difference between the market value and the updated price for the year will not affect the Company’s results.

18	Employees’ profit sharing

The Company concedes to its employees’ a profit sharing plan, which depends on attaining specific targets, established and agreed at the beginning of each year. This plan has been approved by the Company’s Board of Directors and it has been registered through a formal agreement with the Unions.

37

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

19	Financial result

	Parent company		Consolidated

	March 31, 2006	March 31, 2005	March 31, 2006	March 31, 2005

Financial expenses

Interest	(43,796)	(56,762)	(55,305)	(60,507)
Monetary variations - Liabilities	(3,574)	(21,798)	(3,574)	(21,901)
Exchange variations - Liabilities	108,559	24,035	120,630	44,798
Others	(11,970)	(8,784)	(14,916)	(12,295)

	49,219	(63,309)	46,835	(49,905)
Financial income

Interest	25,170	23,962	77,130	43,141
Monetary variations - Assets	222	161	222	161
Exchange variations - Assets	(27,614)	(2,279)	(31,593)	(10,325)
Others	6,729	6,363	11,388	8,775

	4,507	28,207	57,147	41,752

Financial result, net	53,726	(35,102)	103,982	(8,153)

20	Income and social contribution taxes

Income before the provision for income tax (IR) and social contribution on net income (CSLL) was composed as follows:

	Parent company		Consolidated

	March 31, 2006	March 31, 2005	March 31, 2006	March 31, 2005

Local	76,586	107,644	26,995	57,349
Foreign	-	-	47,263	53,675

	76,586	107,644	74,258	111,024

38

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

The composition of income and social contribution taxes is as follows:

	Parent company		Consolidated

	March 31, 2006	March 31, 2005	March 31, 2006	March 31, 2005

Local
Current	(3,234)	-	(4,706)	(660)
Deferred	(5,072)	(11,143)	(3,705)	(11,382)

	(8,306)	(11,143)	(8,411)	(12,042)
Foreign
Current	-	-	(533)	50
Deferred	1,338	753	1,338	753

	1,338	753	805	803

	(6,968)	(10,390)	(7,606)	(11,239)

Income and social contribution taxes were calculated at applicable rates and reconciliation with the income and social contribution taxes expenses, is shown below:

	Parent company		Consolidated

	March 31, 2006	March 31, 2005	March 31, 2006	March 31, 2005

Income before taxation/profit sharing	76,586	107,644	74,258	111,024
Interest on shareholders' equity	(50,000)	-	(50,000)	-
Income before income and social contribution taxes	26,586	107,644	24,258	111,024
Income and social contribution taxes at nominal rate - 34%	(9,039)	(36,599)	(8,248)	(37,748)
Adjustment to calculate the effective rate
Permanent differences:
Equity in earnings of subsidiaries	127	22,076	(631)	20,328
Others	606	3,380	(65)	5,428
Provision for income and social contribution taxes on foreign subsidiary	1,338	753	1,338	753

Income and social contribution taxes at effective rate	(6,968)	(10,390)	(7,606)	(11,239)

39

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

The composition of deferred income and social contribution taxes is as follows:

	Parent company		Consolidated

	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005
Assets
Deferred taxes:
Tax loss carryforwards and negative basis of social contribution	34,798	9,861	34,798	9,861
Employees' benefits plan	28,727	28,219	28,727	28,219
Provision for contingencies	24,634	23,643	25,479	24,462
Allowance for doubtful accounts	11,922	10,256	11,922	10,256
Provision for loss on property, plant and equipment	4,417	4,417	4,417	4,417
Amortization of Goodwill	3,855	2,037	3,855	2,037
Summer Plan depreciation	2,723	2,834	2,723	2,834
Employees' profit sharing	1,470	19,874	1,578	20,163
Others	2,215	2,632	4,900	3,795

Total deferred tax asset	114,761	103,773	118,399	106,044

Short-term portion	37,375	27,223	41,013	29,494
Long-term portion	77,386	76,550	77,386	76,550

Liability:
Deferred tax:
Depreciation on rural activities	47,533	32,811	47,533	32,811

Total deferred tax liability	47,533	32,811	47,533	32,811

Short-term portion	4,750	3,321	4,750	3,321
Long-term portion	42,783	29,490	42,783	29,490

Net balance	67,228	70,962	70,866	73,233

The Management considers that the deferred assets arising from temporary differences will be realized in proportion to the final solution of the contingencies and to the payment of the liabilities forecast for the employees’ benefit plans.

The deferred tax assets related to the income tax loss carryforwards and negative basis of social contribution, represented by R$23,596 of Parent and R$11,202 from a foreign subsidiary will be realized base on future taxable income on such companies. Management estimates that the deferred tax asset related to the Parent will be fully realized during 2005 and the deferred tax asset related to the foreign subsidiary will be realized within three years.

40

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

21	Risk management and financial instruments

The Company’s operations are exposed to market risks, principally in relation to exchange rate variations, credit risk and grain purchase prices. These risks are monitored by the Risk Management Area that uses a specific system to calculate the “VAR -Value at Risk, Stress Test and Back Testing”, and permanently monitored by the finance committee, composed of members of the Board of Directors and other finance executives of the Company, who are responsible for defining the Board’s risk management strategy by determining the position and exposure limits. In March 31, 2006 the Value at Risk (VAR) of the financial assets and liabilities, for one year, with a 95% of confidence rating, represents R$ 113,863, representing 5.08% of equity (not reviewed by auditors).

	a.	Exchange rate and interest risk

The exchange rate risk for loans, financing and any other payables denominated in foreign currency is hedged by short-term investments denominated in foreign currency, with same interest rates, and by derivative financial instruments, such as rate swaps (dollar to CDI), interest rate swap contracts (Libor to pre-fixed or vice-versa) and future market agreements, in addition to foreign receivables from exports, which also reduce exchange variations by serving as a “natural hedge”.

The Company, within its hedge strategy, uses currency futures contracts (US dollars, Euros and Pounds), as a form of mitigating exchange rate risk over operating and financial assets and liabilities. The nominal amounts of these contracts are not recorded in the financial statements.

The result realized from the futures contracts in the period ended March, 31 2006, generated a gain of R$28,030 (R$49,497 in March, 31 2005), recorded as financial results in positive exchange variances.

The results of the operations in the currency futures market, realized and not financially settled, and the daily adjustments of currency futures contracts of the Future and Commodities Exchange - BM&F are recorded in the interim financial information as “Amounts receivable from futures contracts” and “Amounts payable for futures contracts”.

41

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

Unearned income from contracted operations with future maturities is not recognized in the financial information. The market value of these contracts, if they were settled at March 31, 2006, would generate a loss of approximately R$ 44,263.

The Company’s exposure to exchange variation (mainly in US dollars) is shown below:

	Consolidated

	March 31, 2006	December 31, 2005
Assets and liabilities in foreign currency
Cash and short-term investments	1,631,672	1,769,241
Amounts receivable from futures contracts	9,132	28,287
Trade accounts receivable, net	131,107	240,191
Suppliers	(29,286)	(37,697)
Loans and financing	(2,332,726)	(2,243,577)
Amounts payable for futures contracts	(561)	(10,702)
Swap contracts (dollar for CDI)	98,633	172,374

	(492,029)	(81,883)

Consolidated hedge contracts outstanding at March 31, 2006 with their respective payment schedules are as follows:

	Position March	Payment schedule
Derivative instruments	31, 2006	2006	2007	2008
Currency swap contracts:
Base value - R$	98,633	76,349	12,908	9,376
Base value - US$	36,243	28,739	4,347	3,157

Receivables/payables:
Asset	3,208	3,208	-	-
Liability	(65,930)	(53,237)	(7,352)	(5,341)

Rate swap contracts:
Base value - R$	39,827	39,827	-	-
Base value - US$	18,333	18,333	-	-

Amount receivable	160	160	-	-
Amount payable	(301)	(301)	-	-

Futures contracts - US dollars:
Long position - US$	100,000	100,000	-	-
Short position - US$	418,000	418,000	-	-

Future market contracts:
Receivable	9,132	9,132	-	-
Payable	(561)	(561)	-	-

42

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

b.	Credit risk

The Company is potentially exposed to credit risk in relation to its trade accounts receivable, long and short-term investments and derivative instruments. The Company limits the risk associated with these financial instruments by subjecting them to the control of highly rated financial institutions that operate within the limits pre-established by the credit and financing committees.

The concentration of credit risk with respect to accounts receivable is minimized due to the spread of its client base, since the Company does not have any customer or group representing 10% or more of its consolidated revenues, as well as granting credits for customers with solid financial and operational ratios. Generally, the Company does not require a guarantee for domestic accounts receivable.

c.	Grain purchase price risks

The Company’s operations are exposed to the volatility in prices of grain (corn and soybean) used in the preparation of animal feed for its breeding stock, where the price variation results from factors beyond the control of management, such as climate, the size of the harvest, transport and storage costs and government agricultural policies, among others. The Company does not enter into futures or options contracts to hedge against fluctuations in the prices of the commodities, however it maintains a risk management strategy, based on physical control, which includes purchase of grain at fixed and fixable prices. The Company has a Grains Committee, composed of the chief executive officer and financial and operational executives. Its aim is to permanently monitor changes in scenarios, establishing limits of authority for purchase or sale.

d.	Estimated market values

Financial assets and liabilities are presented in the interim financial information balance sheet at cost plus accrued income and expenses and are stated according to their corresponding expected realization or settlement.

The Company used the following methods and assumptions to estimate the disclosure of the fair value of its financial instruments as of March 31, 2006 and December 31, 2005:

43

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

•	Cash and cash equivalents: The book values of cash and banks recorded in the balance sheet are similar to the respective fair values.

•	Short-term financial investments: The fair value of short-term financial investments is estimated based on the market quotations of comparable contracts.

•	Accounts receivable and payable: The book values of accounts receivable and payable recorded in the balance sheet are similar to their respective fair values.

•
Short and long-term loans and financing: The market values of loans and financing were calculated based on their present value calculated through the future cash flows and using interest rates applicable to instruments of similar nature, terms and risks, or based on the market quotation of these securities. The market values of BNDES financing are similar to the book values, since there are no similar instruments with comparable maturities and interest rates.

•
Exchange and interest rate swap contracts: The fair values of exchange and interest rate swap contracts were estimated based on market quotations for comparable contracts. As of March 31, 2006 the contracted amounts in force totaled R$ 829,283 (R$2,381,603 in December 31, 2005) and the valuation of these contracts to fair value would result in losses of R$44,738 (losses of R$31,227 in December 31, 2005). The effective cash settlements of the contracts occur on the respective maturities of each agreement. The Company does not intend to settle these contracts before their maturity.

The market values were estimated on the balance sheet date, based on “relevant market information”. Changes in the assumptions may significantly affect these estimates.

The book values and the estimated fair values of the Company’s financial instruments as of March 31, 2006 and December 31, 2005 are presented in the table below. The fair value of a financial instrument is the amount for which the instrument could be traded between interested parties under current market conditions.

44

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

	Consolidated

	March 31, 2006		December 31, 2005

	Cost Value	Market	Cost Value	Market

Cash and cash equivalent	99,411	99,411	196,306	196,306
Short and Long Term Investments - Local Currency	603,566	603,566	745,125	745,125
Short and Long Term Investments - Foreign Currency	1,594,561	1,593,003	1,722,258	1,723,481
Trade accounts receivable	302,107	302,107	520,242	520,242
Loans and financing	3,051,691	3,028,946	3,099,194	3,085,024
Suppliers	432,815	432,815	495,758	495,758
Futures Contracts, net	8,571	8,571	17,585	17,585

e.	Financial indebtedness

	Consolidated - Currency

	March 31, 2006			December 31, 2005

	Local	Foreign	Total	Local	Foreign	Total
Assets

Cash and cash equivalents	62,300	37,111	99,411	149,323	46,983	196,306
Short-term investments	535,931	1,594,561	2,130,492	680,068	1,722,258	2,402,326
Accounts receivable from future contracts	-	9,132	9,132	-	28,287	28,287

Total current assets	598,231	1,640,804	2,239,035	829,391	1,797,528	2,626,919

Long-term investments	67,635	-	67,635	65,057	-	65,057

Total noncurrent assets	67,635	-	67,635	65,057	-	65,057

Total Financial Assets	665,866	1,640,804	2,306,670	894,448	1,797,528	2,691,976
Liabilities

Short-term financing	318,464	805,234	1,123,698	451,662	933,005	1,384,667
Accounts payable from future contracts	-	561	561	-	10,702	10,702

Swap contracts - Short-term	79,743	(79,743)	-	150,090	(150,090)	-

Total current liabilities	398,207	726,052	1,124,259	601,752	793,617	1,395,369

Long-term financing	400,501	1,527,492	1,927,993	403,955	1,310,572	1,714,527
Swap contracts - long-term	18,890	(18,890)	-	22,284	(22,284)	-

Total noncurrent liabilities	419,391	1,508,602	1,927,993	426,239	1,288,288	1,714,527

Total financial liabilities	817,598	2,234,654	3,052,252	1,027,991	2,081,905	3,109,896
Financial income (expenses), net	(151,732)	(593,850)	(745,582)	(133,543)	(284,377)	(417,920)

45

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

22	Insurance (not reviewed by auditors)

The Company and its subsidiaries have adopted a policy of maintaining insurance coverage at levels that management considers adequate to cover any risks related to liability or damages involving their assets. Due to the characteristics of the operations carried out in multiple locations, management takes out insurance for maximum possible loss in a single event, which covers fire, comprehensive general liability and miscellaneous risks (storms, lightning and floods). The Company also takes out insurance for the transportation of goods, personal injury and vehicles.

23	Private pension plan

	a.	Defined contribution plan

The Company and its subsidiary Concórdia S.A. C.V.M.C.C. are the sponsors of a defined contribution social security plan for employees managed by Fundação Attílio Francisco Xavier Fontana.

The supplementary pension benefit is defined as the difference between (i) the benefit wage (updated average of the last 12 participation salaries, limited to 80% of the last participation salary) and (ii) the amount of the pension paid by the National Institute of Social Security. The supplementary benefit is updated on the same base date and in accordance with the rates applicable to the main activity category of the Company, discounting real gains.

The actuarial system is that of capitalization for supplementary retirement and pension benefits and of simple apportionment for the supplementary disability compensation. The Company’s contribution is based on a fixed percentage of the payroll of active participants, as annually recommended by independent actuaries and approved by the trustees of Fundação Attilio Francisco Xavier Fontana.

At March 31, 2006 and 2005, the parent company contributions totaled R$499 and R$484 respectively, and the consolidated contributions, R$514 and R$497, respectively.

According to the Foundation’s statutes, the sponsoring companies are jointly liable for the obligations undertaken by the Foundation on behalf of its participants and dependents.

46

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

At March 31, 2006 the Foundation had a total of 21,357 participants (21,697 at December 31, 2005), of which 17,760 were active participants (18,156 at December 31, 2005).

	b.	Defined contribution plan

As from January 1, 2003, the Company began to adopt new supplementary social security plans under the defined contribution modality for all employees hired by Sadia and its subsidiaries. Under the terms of the regulations, plans are funded on an equitable basis so that the portion paid by the Company is equal to the payment made by the employee in accordance with a contribution scale based on salary bands that vary between 1.5% and 6% of the employee’s remuneration, observing a contribution limit that is updated annually. The contributions made by the Company at March 31, 2006 and 2005 totaled R$642 and R$506 respectively. As of March 31, 2006 this plan had 13,325 participants (11,563 at December 31, 2005).

24	Additional information

The statements of cash flow and added value are presented as additional information to the financial information. As a result of the reclassification of the breeding stock, done in June 30, 2005, the statements of cash flows and added value as of March 31, 2005, were adjusted in order to reflect this reclassification and maintain comparability with the information as of March 31, 2006.

	a.	Statement of cash flow

The statement of cash flow was prepared by the indirect method based on accounting records in accordance with the instructions established in NPC 20 of the Brazilian Institute of Independent Auditors (IBRACON).

47

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

	Parent company		Consolidated
	March 31, 2006	March 31, 2005	March 31, 2006	March 31, 2005

Net income for the period	69,618	97,254	66,963	100,573

Adjustments to reconcile net income to cash generated by operating activities:

Variation in minority interest	-	-	(483)	787
Accrued interest, net of paid interest	(68,218)	(12,495)	(81,546)	(52,137)
Depreciation, amortization and depletion allowances	50,480	43,884	50,951	44,089
Amortization of Goodwill in acquisition of investments	6,827	-	6,827	-
Equity in income of subsidiaries	(374)	(64,929)	49,296	(4,804)
Deferred taxes	5,626	10,391	2,367	10,189
Contingencies	2,914	990	2,991	6,696
Disposal of permanent assets	1,352	263	1,383	263

Variation in operating assets and liabilities
Trade notes receivable	177,702	102,119	207,510	(46,646)
Inventories	(163,135)	(159,854)	(213,465)	(162,745)
Recoverable taxes and others	16,839	(14,833)	(36,581)	(64,187)
Judicial deposits	527	(523)	527	(581)
Suppliers	(61,405)	139,394	(62,943)	155,872
Advances from customers	382,012	188,318	-	-
Taxes payable, salaries payable and others	(75,957)	(51,419)	(59,451)	(50,038)

Net cash generated by operating activities	344,808	278,560	(65,654)	(62,669)

Investment activities
Funds from the sale of permanent assets	198	400	226	400
Investments in subsidiaries	(1,000)	(25,364)	-	-
Purchase of property, plant and equipment	(213,524)	(122,535)	(216,001)	(124,342)
Portion paid in the acquisition of a subsidiary, net of cash	(485)	(26,807)	(485)	(26,807)
Short-term investments	(92,693)	(241,895)	(1,357,476)	(447,259)
Redemption of investments	162,953	154,729	1,464,289	700,333

Net cash from investment activities	(144,551)	(261,472)	(109,447)	102,325

Loans
Loans received	139,334	320,869	708,609	469,472
Loans repaid	(254,432)	(269,591)	(503,109)	(413,915)
Dividends paid	(127,294)	(82,190)	(127,294)	(82,190)
Purchase or treasury shares	(45,295)	-	-	-

Net cash from loans	(287,687)	(30,912)	78,206	(26,633)
Cash at beginning of year	148,716	84,270	196,306	155,600
Cash at end of year	61,286	70,446	99,411	168,623

Net increase (decrease) in cash	(87,430)	(13,824)	(96,895)	13,023

48

Sadia S.A. Notes to the interim financial information (Unaudited) (In thousands of Reais)

b.	Statement of consolidated added value

The statement of added value presents generation and distribution of revenues as presented in the statement of income for the period. Said revenues were basically distributed among human resources, third-party capital, government and shareholders.

The statement of added-value was prepared based on the model provided by the Institute for Accounting, Actuarial and Financial Research of the University of São Paulo.

	Consolidated
	March, 31 2006	March 31, 2005

Revenues/income	1,709,595	1,920,483
Revenues generated by operations	1,707,311	1,871,641
Sale of products, goods and services	1,707,311	1,871,641
Income from third parties	2,284	48,842

Other operating results	(4,355)	(1,159)
Financial income	57,147	41,752
Equity pickup	(49,296)	4,804
Other nonoperating results	(1,212)	3,445
Raw materials acquired from third parties	(827,228)	(943,173)
Services rendered by third parties	(348,909)	(326,366)

Added value to be distributed	533,458	650,944
Distribution of added value
Human resources	239,635	213,049
Interest on third-party capital	(55,619)	42,003
Government	218,011	249,564
Shareholders (dividends)	50,000	-
Retention	81,431	146,328

Depreciation/amortization/depletion	57,778	44,089
Retained profits	16,652	99,785
Others	7,001	2,454

49

Sadia S.A.

Board of Directors

Walter Fontana Filho
Chairman

Eduardo Fontana D’Ávila
Member

Osório Henrique Furlan
Member

Alcides Lopes Tápias
Member

Everaldo Nigro dos Santos
Member

Francisco Silverio Morales Cespede
Member

Marise Pereira Fontana Cipriani
Member

Norberto Fatio
Member

Romano Ancelmo Fontana Filho
Member

Sérgio Fontana dos Reis
Member

Vicente Falconi Campos
Member

50

Sadia S.A.

Officers

Gilberto Tomazoni
Chief Executive Officer

Luiz Gonzaga Murat Júnior	Ernest Sícoli Petty
Chief Financial Officer and Investor Relations Director	Supply Director

Cláudio Lemos Pinheiro	Flávio Luís Fávero
Administrative and Controllership Director	Industrialized Production Director

Flávio Riffel Schmidt	Gilberto Meirelles Xandó Baptista
Information Technology Director	Internal Market Commercial Director

Alfredo Felipe da Luz Sobrinho	Guilhermo Henderson Larrobla
Institutional and Legal Relations Director	International Sales Director

Adilson Serrano Silva	José Augusto Lima de Sá
Human Resources and Management Director	International Relationships Director

Alexandre de Campos	Paulo Francisco Alexandre Striker
International Sales Director	Logistics Director

Antonio Paulo Lazzaretti	Roberto Banfi
Technology and Quality Guarantee Director	International Sales Director

Ricardo Fernando Thomas Fernandes	Valmor Savoldi
Grain Purchase Director	Planning, Logistics and Supplies Director

Sérgio Carvalho Mandin Fonseca	Ronaldo Korbag Muller
National Sales Director	Poultry Production Director

* * *

Jairo Aldir Wurlitzer	Giovanni F, Lipari
Accounting Manager	Accountant
CRC/SC 13.937	CRC 1SP201389/0-7

51